UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 7, 2010
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our Registration
Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of
1934, in each case as amended
Commission file number: 1-14846

AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑ Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐ No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐ No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐ No: ☑

Enclosures:	Unaudited condensed consolidated financial statements as of June 30, 2010 and December 31, 2009 and for each of the six month periods ended June 30, 2010 and 2009, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

SIGNATURES
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	2,406	1,501

Product sales	2,370	1,441
Interest, dividends and other	36	60

Cost and expenses	2,312	1,148

Production costs	1,196	955
Exploration costs	94	51
Related party transactions	(8)	(7)
General and administrative	100	73
Royalties	58	36
Market development costs	5	6
Depreciation, depletion and amortization	336	285
Impairment of assets (see note D)	19	—
Interest expense	67	57
Accretion expense	10	8
Employment severance costs	10	6
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other (see note F)	16	(83)
Non-hedge derivative loss/(gain) (see note G)	409	(239)

Income from continuing operations before income tax and equity income in affiliates	94	353
Taxation expense (see note H)	(106)	(154)
Equity income in affiliates	39	44

Net income	27	243
Less: Net income attributable to noncontrolling interests	(23)	(13)

Net income — attributable to AngloGold Ashanti	4	230

Income per share attributable to AngloGold Ashanti common stockholders: (cents) (see note J)

Ordinary shares	2	65
E Ordinary shares	1	33
Ordinary shares – diluted	2	64
E Ordinary shares – diluted	1	32

Weighted average number of shares used in computation
Ordinary shares	363,477,634	354,588,988
E Ordinary shares – basic and diluted	3,483,676	3,918,250
Ordinary shares – diluted	363,477,634	355,496,294

Dividend declared per ordinary share (cents)	10	5
Dividend declared per E ordinary share (cents)	5	3

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP

	At June 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
ASSETS
Current assets	2,471	2,758

Cash and cash equivalents	866	1,100
Restricted cash	14	12
Receivables	209	206

Trade	45	45
Recoverable taxes, rebates, levies and duties	63	82
Related parties	3	5
Other	98	74

Inventories (see note C)	718	663
Materials on the leach pad (see note C)	73	40
Derivatives	150	330
Deferred taxation assets	369	333
Assets held for sale	72	74

Property, plant and equipment, net	5,420	5,454
Acquired properties, net	815	831
Goodwill and other intangibles, net	170	180
Derivatives	2	5
Other long-term inventory (see note C)	23	26
Materials on the leach pad (see note C)	307	324
Other long-term assets (see note M)	1,043	1,022
Deferred taxation assets	18	62

Total assets	10,269	10,662

LIABILITIES AND EQUITY
Current liabilities	3,195	4,475

Accounts payable and other current liabilities	556	607
Derivatives	2,575	2,525
Short-term debt (see note E)	24	1,292
Tax payable	30	42
Liabilities held for sale	10	9

Other non-current liabilities	170	163
Long-term debt (see note E)	1,668	667
Derivatives	112	176
Deferred taxation liabilities	1,145	1,171
Provision for environmental rehabilitation	393	385
Provision for labor, civil, compensation claims and settlements	29	33
Provision for pension and other post-retirement medical benefits	144	147
Commitments and contingencies	—	—
Equity	3,413	3,445

Common stock
Share capital - 600,000,000 (2009 – 600,000,000) authorized common stock of 25 ZAR cents each. Stock issued 2010 – 362,752,860 (2009 – 362,240,669)	12	12

Additional paid in capital	7,866	7,836
Accumulated deficit	(3,945)	(3,914)
Accumulated other comprehensive income (see note K)	(679)	(654)
Other reserves	36	37

Total AngloGold Ashanti stockholders’ equity	3,290	3,317
Noncontrolling interests	123	128

Total liabilities and equity	10,269	10,662

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by operating activities	577	327

Net income	27	243
Reconciled to net cash provided by operations:

Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	15	(83)
Depreciation, depletion and amortization	336	285
Impairment of assets	19	—
Deferred taxation	(21)	57
Movement in non-hedge derivatives	268	(35)
Equity income in affiliates	(39)	(44)
Dividends received from affiliates	79	77
Other non cash items	15	(34)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	13	8

Effect of changes in operating working capital items:
Receivables	(64)	(74)
Inventories	(69)	(117)
Accounts payable and other current liabilities	(2)	44

Net cash (used)/generated in investing activities	(319)	292

Increase in non-current investments	(59)	(22)
Additions to property, plant and equipment	(381)	(499)
Proceeds on sale of mining assets	3	895
Proceeds on sale of investments	24	25
Proceeds on sale of affiliate	1	—
Cash inflows/(outflows) from derivatives purchased	94	(98)
Loans receivable advanced	(5)	—
Change in restricted cash	4	(9)

Net cash (used)/generated by financing activities	(481)	1,039

Net repayments of debt	(1,315)	(1,135)
Issuance of stock	4	14
Share issue expenses	—	(1)
Net proceeds from debt	1,029	1,961
Debt issue costs	(7)	(11)
Cash (outflows)/inflows from derivatives with financing	(133)	229
Dividends paid to common stockholders	(35)	(18)
Dividends paid to noncontrolling interests	(24)	—

Net (decrease)increase in cash and cash equivalents	(223)	1,658
Effect of exchange rate changes on cash	(11)	72
Cash and cash equivalents — January 1,	1,100	575

Cash and cash equivalents — June 30,	866	2,305

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(unaudited)
(In millions, except share information)

AngloGold Ashanti stockholders
				Accumulated
			Additional	other
		Common	paid in	comprehensive	Accumulated	Other	Noncontrolling
		stock	capital	income	deficit	reserves	interests	Total
	Common
	stock	$	$	$	$	$	$	$

Balance — December 31, 2009	361,574,807	12	7,836	(654)	(3,914)	37	128	3,445
Net income					4		23	27

Translation loss				(54)				(54)
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $32 million				20				20
Net gain on available-for-sale financial assets arising during the period, net of tax of $nil million				13				13
Release on disposal of available-for-sale financial assets during the period, net of tax of $2 million				(4)				(4)

Other comprehensive income								(25)

Comprehensive income								2
Share of equity accounted joint venture’s other comprehensive income						(1)		(1)
Stock issues as part of Share Incentive Scheme	512,191	—	19					19
Stock issues in exchange for E Ordinary shares cancelled	—	—	8					8
Stock issues transferred from Employee Share Ownership Plan to exiting employees	39,098	—	2					2
Stock based compensation expense			1					1
Dividends					(35)		(28)	(63)

Balance — June 30, 2010	362,126,096	12	7,866	(679)	(3,945)	36	123	3,413

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(unaudited)
(In millions, except share information)

AngloGold Ashanti stockholders
				Accumulated
			Additional	other
		Common	paid in	comprehensive	Accumulated	Noncontrolling
	Common	stock	capital	income	deficit	interests	Total
	stock	$	$	$	$	$	$

Balance — December 31, 2008	352,627,761	12	7,502	(1,148)	(3,044)	84	3,406
Net income					230	13	243
Translation gain				296		4	300
Net loss on cash flow hedges removed from other comprehensive income and reported in income, net of tax of $27 million				65		1	66
Net gain on cash flow hedges, net of tax of $6 million				12			12
Hedge ineffectiveness on cash flow hedges, net of tax of $nil million				5			5
Net gain on available-for-sale financial assets arising during the period, net of tax of $nil million				21			21

Other comprehensive income							404

Comprehensive income							647

Stock issues as part of Share Incentive Scheme	757,011	—	18				18
Stock issues in exchange for E Ordinary shares cancelled	1,181	—	1				1
Stock issues transferred from Employee Share Ownership Plan to exiting employees	29,199	—	1				1
Stock based compensation expense			11				11
Dividends					(18)		(18)

Balance — June 30, 2009	353,415,152	12	7,533	(749)	(2,832)	102	4,066

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.
The balance sheet as at December 31, 2009 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.
For further information, refer to the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 and footnotes thereto included in the Company’s Form 6-K dated August 11, 2010.
Note B. Accounting developments
Recently adopted pronouncements
Amendments and technical corrections to various codification topics
In February 2010, the Financial Accounting Standards Board (“FASB”) updated Accounting Standards Codification (“the Codification” or “ASC”) guidance which contains amendments and technical corrections to certain Codification topics. While the guidance does not significantly alter US GAAP, it may result in limited change to existing practice.
The clarifications of the guidance on embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009. The adoption of the updated guidance had no impact on the Company’s financial statements.
Distributions to shareholders
In January 2010, the FASB ASC guidance for accounting for distributions to shareholders with components of stock and cash was updated to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate is considered a share issuance that is reflected in EPS prospectively. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, and should be applied retrospectively to all prior periods. The adoption of the updated guidance had no impact on the Company’s financial statements.
Fair value measurements
In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). The updated guidance further clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either Level 2 or Level 3. The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of the updated guidance had no material impact on the Company’s financial statements. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently adopted pronouncements (continued)
Variable interest entities
In June 2009, the FASB ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this guidance had no impact on the Company’s financial statements.
Subsequent events
In May 2009, the FASB updated the ASC guidance for subsequent events to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended the ASC guidance for subsequent events. As a result, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements. This change for SEC registrants was effective immediately. The adoption of the updated guidance had no impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note B. Accounting developments (continued)
Recently issued pronouncements
Disclosures about the credit quality of financing receivables and the allowance for credit losses
In July 2010, the FASB issued guidance to address concerns about the sufficiency, transparency, and robustness of credit risk disclosures for financing receivables and the related allowance for credit losses. The guidance requires that entities disclose information at disaggregated levels. The expanded disclosures include roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables as of the end of a reporting period. Certain financing receivables that were modified during a reporting period and those that were previously modified and have re-defaulted require enhanced disclosures.
The new disclosure requirements apply to all entities that have lending arrangements in the form of receivables or a lessor’s right to lease payments (other than operating leases), although disclosures for trade accounts receivable with a contractual maturity of one year or less are exempt. For public entities, the new disclosures are required for interim and annual periods ending on or after December 15, 2010, although the disclosures of reporting period activity (i.e., allowance roll-forward and modification disclosures) are required for interim and annual periods beginning on or after December 15, 2010. The Company is currently assessing the impact of the guidance on the Company’s financial statements.
Compensation – stock compensation
In April 2010, the FASB issued guidance for stock compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The guidance also clarifies that disclosures currently required are applicable to a share-based payment award, including the nature and terms of share-based payment arrangements. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments will be applied prospectively. A cumulative-effect adjustment will be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.
Embedded credit derivatives – scope exception
In March 2010, the FASB updated ASC guidance which addresses application of the embedded derivative scope exception. The updated guidance primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features and its provisions could affect the accounting for many types of investments.
The updated guidance is effective on the first day of the first fiscal quarter beginning after June 15, 2010. For a calendar-year-end entity, the guidance becomes effective on July 1, 2010. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements. At adoption, any difference shall be recognized as a cumulative-effect adjustment to beginning retained earnings for the period of adoption.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note C. Inventories
The components of inventory consist of the following:

	At June 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Short-term
Gold in process	151	115
Gold on hand (doré/bullion)	84	75
Ore stockpiles	256	227
Uranium oxide and sulfuric acid	43	34
Supplies	257	252

	791	703
Less: Heap leach inventory(1)	(73)	(40)

	718	663

(1)	Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.

	At June 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Long-term
Gold in process	307	324
Ore stockpiles	22	25
Supplies	1	1

	330	350
Less: Heap leach inventory(1)	(307)	(324)

	23	26

(1)	Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
Note D. Impairment of assets
Impairments are made up as follows:

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
South Africa
Impairment of Tau Lekoa (held for sale)	8	—

Continental Africa
Write-off of tailings storage facility at Iduapriem	8	—
Write-off of vehicles and heavy mining equipment at Geita	3	—

	19	—

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note E. Debt
Loan facilities
During the second quarter of 2010, the Company repaid and cancelled the 2009 Term Facility and the $1.15 billion syndicated loan facility, and in addition, cancelled the 2009 Revolving Credit Facility which was undrawn. The Company entered into a new $1.0 billion four year revolving credit facility to replace these facilities. The cancellation of these debt facilities resulted in a once-off charge to earnings of $8 million related to accelerated amortization of fees.
Amounts outstanding under the $1.0 billion facility bear interest at a margin of 1.75 percent over the London Interbank Offered Rate (“LIBOR”). A commitment fee of 0.70 percent is payable on the undrawn portion of the facility.
As of June 30, 2010, $nil million was drawn under the $1.0 billion revolving credit facility.
Convertible bonds
On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into American depositary shares (“ADSs”) of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability, which was determined to be $142.2 million on May 22, 2009, with subsequent changes in fair value recorded in earnings each period. The fair value of the derivative liability was $175 million as of December 31, 2009. As at June 30, 2010, the fair value of the derivative liability was $111 million and the $64 million decrease in fair value was recorded during the six months ended June 30, 2010 as a non-hedge derivative gain. The difference between the initial carrying value and the stated value of the convertible bonds, $732.5 million, is being accreted to interest expense using the effective interest method over the 5 year term of the bonds, resulting in a carrying value as at June 30, 2010 of $622 million.
Rated bonds
On April 22, 2010, the Company announced the pricing of an offering of $1.0 billion of 10-year and 30-year unsecured notes. The notes were issued by AngloGold Ashanti Holdings plc, a wholly-owned subsidiary of AngloGold Ashanti, and are fully and unconditionally guaranteed by AngloGold Ashanti Limited. The offering closed on April 28, 2010.
The offering consisted of $700 million of 10 year unsecured notes at a semi-annual coupon of 5.375 percent and $300 million of 30 year unsecured notes at a semi-annual coupon of 6.50 percent.
As at June 30, 2010, the total carrying value of the $1.0 billion notes (including accrued interest of $10 million) amounted to $1,004 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note F. Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
The Company recorded a loss of $16 million (before taxation of $1 million) in the six months ended June 30, 2010, compared to a profit of $83 million (before taxation of $23 million) recorded in the corresponding period in 2009, consisting of:

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Reassessment of indirect taxes payable in Continental Africa	11	(1)
Impairment of debtors	7	6
Profit on disposal of investments	(6)	—
Loss on disposal of land, equipment and assets in South Africa, Continental Africa and the Americas	4	2
Mining contractor termination costs	1	—
Profit on disposal of 33.33 percent joint venture interest in Boddington Gold Mine in Australia	—	(104)
Insurance claim recovery	(1)	(1)
Loss on consignment stock	—	15

	16	(83)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note G. Non-hedge derivative loss/gain
The hedge buy-back during July 2009 resulted in the re-designation of all contracts that were previously designated as normal purchase and sale exempted (“NPSE”) as non-hedge derivatives, which resulted in an increase in current non-hedge derivative liabilities and a consequential loss on non-hedge derivatives of $556 million as of December 31, 2009. During the six months ended June 30, 2010, the fair value of contracts that were previously designated as NPSE further increased by $96 million (recorded as a non-hedge derivative loss), while settlements amounted to $233 million resulting in a $419 million derivative liability balance as at June 30, 2010.
A loss on non-hedge derivatives of $409 million was recorded in the six months ended June 30, 2010 compared to a gain of $239 million in the same period of 2009 relating to the use of non-hedging instruments.
The net loss recorded in the six months ended June 30, 2010 relates to realized losses on non-hedge derivatives, the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities during the six months ended June 30, 2010, partially offset by the fair value gain of the conversion features of convertible bonds amounting to $64 million (as described in note E).
Note H. Taxation
The net taxation expense of $106 million in the six months ended June 30, 2010 compared to a net expense of $154 million for the same period in 2009, constitutes the following:

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Charge for current taxation(1)	127	97
(Benefit)/charge for deferred taxation(2)	(21)	57

	106	154

(1)	The higher current taxation in 2010 is mainly due to higher taxable earnings partially offset by benefits from ongoing hedge restructures.

(2)	Includes deferred taxation credits of $31 million on unrealized non-hedge derivative losses (2009: $nil million).
Uncertain taxes
As at June 30, 2010, the Company had $151 million of total unrecognized tax benefits which, if recognized, would affect the Company’s effective income tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in US Dollars, millions)
Balance at January 1, 2010	149
Additions for tax positions of prior years	6
Translation	(4)

Balance as at June 30, 2010	151

The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the six months ended June 30, 2010, the Company recognized approximately $4 million in interest. As at June 30, 2010, the Company had accrued $56 million in interest.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note I. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2010, the Company’s Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Navachab which was previously included with Southern Africa forms part of Continental Africa and North and South America have been combined into the Americas. Southern Africa (previously South Africa and Navachab) has been renamed to South Africa. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	871	777
Continental Africa	818	727
Australasia	213	168
Americas	496	355
Other, including Corporate and Non-gold producing subsidiaries	4	(19)

	2,402	2,008
Less: Equity method investments included above	(172)	(169)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above	176	(338)

Total revenues	2,406	1,501

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Segment income/(loss)
South Africa	285	215
Continental Africa	215	48
Australasia	77	2
Americas	266	114
Other, including Corporate and Non-gold producing subsidiaries	(102)	(91)

Total segment income	741	288

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Reconciliation of segment income to Net income – attributable to AngloGold Ashanti
Segment total	741	288
Exploration costs	(94)	(51)
General and administrative expenses	(100)	(73)
Market development costs	(5)	(6)
Non-hedge derivative (loss)/gain	(409)	239
Taxation expense	(106)	(154)
Noncontrolling interests	(23)	(13)

Net income — attributable to AngloGold Ashanti	4	230

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note I. Segment information (continued)

	At June 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Segment assets
South Africa(1)	3,215	3,355
Continental Africa	3,982	4,054
Australasia	394	496
Americas	2,013	2,012
Other, including Corporate and Non-gold producing subsidiaries	665	745

Total segment assets	10,269	10,662

(1)	Includes properties held for sale of Tau Lekoa of $61 million (2009: $73 million).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note J. Income per share data
The following table sets forth the computation of basic and diluted income per share (in US dollars millions, except per share data):

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
Numerator
Net income — attributable to AngloGold Ashanti	4	230

Less Dividends:
Ordinary shares	35	18
E Ordinary shares	—	—

Undistributed (losses)/income	(31)	212

Ordinary shares undistributed (losses)/income	(31)	211
E Ordinary shares undistributed income	—	1

Total undistributed (losses)/income	(31)	212

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
Denominator for basic income per ordinary share
Ordinary shares	362,413,862	353,918,523
Fully vested options(1)	1,063,772	670,465

Weighted average number of ordinary shares	363,477,634	354,588,988

Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options(2)	—	907,306
Dilutive potential of convertible bonds(3)	—	—
Dilutive potential of E Ordinary shares	—	—

Denominator for diluted income per share – adjusted weighted average number of ordinary shares and assumed conversions	363,477,634	355,496,294

Weighted average number of E Ordinary shares used in calculation of basic and diluted income per E Ordinary share	3,483,676	3,918,250

(1)	Compensation awards are included in the calculation of basic income per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.

(2)	The calculation of diluted income per common share for the six months ended June 30, 2010 did not assume the effect of 971,993 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive.

(3)	The calculation of diluted income per common share for the six months ended June 30, 2010 and 2009 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note K. Accumulated other comprehensive income
Accumulated other comprehensive income, net of related taxation, consists of the following:

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Opening balance	(654)	(1,148)
Translation (loss)/gain	(54)	296
Financial instruments	29	103

Total accumulated other comprehensive income	(679)	(749)

Total accumulated other comprehensive income as at June 30, 2010 includes a net cumulative loss in respect of cash flow hedges of $2 million (December 31, 2009: $22 million), net of deferred tax of $1 million (December 31, 2009: $33 million).
Total accumulated other comprehensive income as at June 30, 2010 includes a net cumulative gain in respect of available for sale financial assets of $78 million (December 31, 2009: $69 million), net of deferred tax of $nil million (December 31, 2009: $3 million).
Comprehensive income consists of the following:

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net income	27	243
Translation (loss)/gain	(54)	300
Financial instruments	29	104

Total comprehensive income	2	647

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Total comprehensive income attributable to:
AngloGold Ashanti	(21)	629
Noncontrolling interests	23	18

	2	647

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note L. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.

	Six months ended June 30,
	2010		2009
	(unaudited)		(unaudited)
	(in US Dollars, millions)
	Pension	Other	Pension	Other
	benefits	benefits	benefits	benefits
Service cost	4	1	2	—
Interest cost	9	6	6	4
Expected return on plan assets	(13)	—	(8)	—

Net periodic benefit cost	—	7	—	4

Employer contributions
As disclosed in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 and footnotes thereto included in the Company’s Form 6-K dated August 11, 2010, the Company expected to contribute $6 million to its pension plan in 2010. As at June 30, 2010, the Company had contributed $4 million during 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note M. Other long-term assets

	At June 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Investments in affiliates – unlisted	7	6
Investments in affiliates – listed	5	2
Investments in equity accounted joint ventures	619	659

Carrying value of equity method investments	631	667

Investment in marketable equity securities – available for sale	124	111
Investment in marketable debt securities – held to maturity	13	10
Investment in non-marketable assets – held to maturity	2	2
Investment in non-marketable equity securities – available for sale	4	4
Investment in non-marketable debt securities – held to maturity	55	48
Restricted cash	45	53
Other non-current assets	169	127

	1,043	1,022

	At June 30,		At December 31,
	2010		2009
	(unaudited)
	(in US Dollars, millions)
Investment in marketable equity securities – available for sale	124	(1)	111
Available for sale investments in marketable equity securities consists of investments in ordinary shares.
Total gains, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the six months ended June 30, 2010 amount to $14 million. Total losses, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the six months ended June 30, 2010 amount to $1 million. The Company holds various equities as strategic investments in gold exploration companies. Four of the strategic investments are in an unrealized loss position and the Company has the intent and ability to hold these investments until the losses are recovered.
The following tables presents the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by length of time that the individual securities have been in a continuous unrealized loss position:

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note M. Other long-term assets (continued)

	Less than 12	More than 12
	months	months	Total
(in US Dollars, millions)

At June 30, 2010

Aggregate fair value of investments with unrealized losses	1	—	1
Aggregate unrealized losses	—	—	—

At December 31, 2009 (2)

Aggregate fair value of investments with unrealized losses	—	—	—
Aggregate unrealized losses	—	—	—

(1)	During 2010, the Company disposed of the shares held in Red 5 Limited. The sale resulted in a transfer of fair value adjustments of $4 million (net of taxation) previously included in accumulated other comprehensive income to the income statement in 2010.

(2)	In aggregate, the fair value of strategic investments in an unrealized loss position, as well as the aggregate unrealized losses amount to less than $1 million, respectively.

	At June 30,	At December 31,
	2010	2009
	(unaudited)
	(in US Dollars, millions)
Investment in marketable debt securities — held to maturity	13	10
Investments in marketable debt securities represent held to maturity government and corporate bonds.

Investment in non-marketable assets — held to maturity	2	2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.

Investment in non-marketable equity securities — available for sale	4	4
Investments in non-marketable equity securities mainly represent shares held in XDM Resources Limited.

Investment in non-marketable debt securities — held to maturity	55	48
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust Fund.

As of June 30, 2010 the contractual maturities of debt securities were as follows:

Marketable debt securities

Up to three years	3
Three to seven years	10

	13

Non-marketable debt securities
Less than one year	55

Fair values of the held to maturity debt securities at June 30, 2010 and December 31, 2009 approximate cost.

Restricted cash	45	53
Restricted cash represent cash balances held by Environmental Rehabilitation Trust Funds.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and capital expenditure and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. The ineffective portion of matured and existing cash flow hedges recognized in loss on non-hedge derivatives in the income statement during the six months ended June 30, 2010 was $nil million. As at June 30, 2010, the Company does not have any cash flow hedge contracts relating to product sales. Cash flow hedge contracts pertaining to capital expenditure, with a maturity value of $3 million as at June 30, 2010, are currently recorded in accumulated other comprehensive income and are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense, until 2012.
A loss on non-hedge derivatives of $409 million was recorded in the six months ended June 30, 2010 compared to a gain of $239 million in the same period of 2009. See note G “Non-hedge derivative loss” for additional information.
Gold price and currency risk management activities
Gold and currency derivative instruments are denominated in South African rands, US dollars and Australian dollars. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The Company’s reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.
Reduction in derivatives position
During the quarter ended June 30, 2010, the Company continued to deliver into hedge commitments, as part of its strategy to reduce its overall position and increase exposure to spot gold prices. As a result, the net delta of the hedge book decreased (from March 31, 2010) by 290,000 ounces, or 9 percent, to 3.06 million ounces or 95 tonnes (at March 31, 2010: 3.35 million ounces or 104 tonnes), with total commitments of 3.22 million ounces, reflecting a decline of 330,000 ounces, or 9 percent, at June 30, 2010 over committed ounces of 3.55 million ounces as of March 31, 2010.
Net delta open hedge position as at June 30, 2010
The negative marked-to-market value of all hedge transactions making up the hedge positions as at June 30, 2010 was a $2.41 billion (liability), which increased by $0.34 billion over the quarter ended March 31, 2010. This value was based on a gold price of $1,241 per ounce, exchange rates of R7.63/$ and A$/$0.84 and the prevailing market interest rates and volatilities at that date.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.
The following table indicates the Company’s unaudited gold hedge position at a weighted average settlement price as at June 30, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)

	Year	2010		2011	2012	2013	2014	2015	Total

US DOLLAR GOLD

Forward contracts	Amount (oz)		* (538,542)	60,000	122,500	119,500	91,500			* (145,042)
	US$/oz	*$	1,128	$227	$418	$477	$510		*$	3,025

Put options sold	Amount (oz)		177,930	148,000	85,500	60,500	60,500			532,430
	US$/oz		$938	$623	$538	$440	$450			$674

Call options sold	Amount (oz)		492,340	776,800	811,420	574,120	680,470	29,000		3,364,150
	US$/oz		$588	$554	$635	$601	$604	$670		$598

RAND/GOLD
Forward contracts	Amount (oz)		* (20,000)							* (20,000)
	ZAR/oz		*R7,064							*R7,064

Put options sold	Amount (oz)		20,000							20,000
	ZAR/oz		R7,525							R7,525

Call options sold	Amount (oz)		20,000							20,000
	ZAR/oz		R8,350							R8,350

** Total net gold:	Delta (oz)		61,073	(820,484)	(888,798)	(661,884)	(726,053)	(26,462)		(3,062,608)
	Committed (oz)		46,202	(836,800)	(933,920)	(693,620)	(771,970)	(29,000)		(3,219,108)

*	Represents a net long gold position and net short US Dollars and Rands position resulting from both forward sales and purchases for the period.

**	The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the prevailing market prices, interest rates and volatilities as at June 30, 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Foreign exchange price risk protection agreements
The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company’s foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
The following table indicates the Company’s unaudited currency hedge position at June 30, 2010 (references to ''$’’ are to the US dollar and references to ''A$’’ are to the Australian dollar).

	Year	2010	2011	2012	2013	2014	2015-2016	Total

RAND DOLLAR (000)

Call options sold	Amount ($)	20,000						20,000
	US$/ZAR	R8.08						R8.08

A DOLLAR (000)
Put options purchased	Amount ($)	20,000						20,000
	A$/US$	$0.82						$0.82
Put options sold	Amount ($)	20,000						20,000
	A$/US$	$0.86						$0.86
Call options sold	Amount ($)	20,000						20,000
	A$/US$	$0.79						$0.79

Interest and liquidity risk
Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk. The Company utilizes money market and debt instruments to manage its interest rate and liquidity risk.
In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Non-performance risk
Realization of contracts is dependent upon the counterparts’ performance. The Company has not obtained collateral or other security to support financial instruments subject to non-performance risk, but regularly monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions and believes that little to no concentration of non-performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each counterpart. Where possible, management puts ISDA netting agreements in place.
The combined maximum credit risk exposure of the Company as at June 30, 2010 is as follows.

At June 30,
2010
(unaudited)
(In US Dollars, millions)
Forward sales type agreements — commodity	150
Warrants on shares	2

152

The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at June 30, 2010.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair values of the Company’s financial instruments, as measured at June 30, 2010 and December 31, 2009, are as follows (assets (liabilities)):

	June 30, 2010		December 31, 2009
	(unaudited)
	(in US Dollars, millions)
	Carrying		Carrying
	amount	Fair Value	amount	Fair Value

Cash and cash equivalents	866	866	1,100	1,100
Restricted cash	14	14	12	12
Short-term debt	(24)	(24)	(1,292)	(1,292)
Long-term debt	(1,668)	(1,905)	(667)	(889)
Derivatives	(2,535)	(2,535)	(2,366)	(2,366)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and short-term debt
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Long-term debt
The fair values of the convertible and rated bonds are shown at their quoted market value. Other long-term debt re-prices on a short-term floating rate basis, and accordingly the carrying amount approximates to fair value.
Derivatives
The fair value of volatility-based instruments (i.e. options) are estimated based on market prices, volatilities, credit risk and interest rates, while the fair value of forward sales and purchases are estimated based on the quoted market prices and credit risk for the contracts at June 30, 2010 and December 31, 2009. The Company uses the Black-Scholes option pricing formula to value option contracts.
Fair value of the derivative assets/(liabilities) split by accounting designation

		At June 30, 2010
		(unaudited)
		(in US Dollars, millions)
		Non-hedge
	Balance Sheet location	accounted	Total

Assets
Forward sales type agreements — commodity	Current assets - derivatives	150	150

Total hedging contracts		150	150
Warrants on shares	Non current assets - derivatives	2	2

Total derivatives		152	152

		At June 30, 2010
		(unaudited)
		(in US Dollars, millions)
		Non-hedge
	Balance Sheet location	accounted	Total

Liabilities
Forward sales type agreements — commodity	Current liabilities - derivatives	(396)	(396)
Option contracts — commodity	Current liabilities - derivatives	(2,179)	(2,179)

Total hedging contracts		(2,575)	(2,575)
Embedded derivatives	Non-current liabilities - derivatives	(1)	(1)
Option component of convertible bonds	Non-current liabilities - derivatives	(111)	(111)

Total derivatives		(2,687)	(2,687)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Fair value of the derivative assets/(liabilities) split by accounting designation

		At December 31, 2009
		(in US Dollars, millions)
		Cash flow
		hedge	Non-hedge
	Balance Sheet location	accounted	accounted	Total

Assets
Forward sales type agreements — commodity	Current assets - derivatives	—	283	283
Option contracts — commodity	Current assets - derivatives	—	47	47

Total hedging contracts		—	330	330
Warrants on shares	Non-current assets - derivatives	—	5	5

Total derivatives		—	335	335

		At December 31, 2009
		(in US Dollars, millions)
		Cash flow
		hedge	Non-hedge
	Balance Sheet location	accounted	accounted	Total

Liabilities
Forward sales type agreements — commodity	Current liabilities - derivatives	(37)	(441)	(478)
Option contracts — commodity	Current liabilities - derivatives	—	(2,034)	(2,034)
Interest rate swaps – Gold	Current liabilities - derivatives	—	(13)	(13)

Total hedging contracts		(37)	(2,488)	(2,525)
Embedded derivatives	Non-current liabilities - derivatives	—	(1)	(1)
Option component of convertible bonds	Non-current liabilities - derivatives	—	(175)	(175)

Total derivatives		(37)	(2,664)	(2,701)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Non-hedge derivative gain/(loss) recognized

		Six months ended June 30,
		2010	2009
		(unaudited)	(unaudited)
	Location of gain/(loss) in income	(in US Dollars, millions)

Realized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss)	(5)	222
Option contracts — commodity	Non-hedge derivative gain/(loss)	(157)	18
Forward sales agreements — currency	Non-hedge derivative gain/(loss)	(1)	93
Option contracts — currency	Non-hedge derivative gain/(loss)	2	3
Interest rate swaps — Gold	Non-hedge derivative gain/(loss)	(15)	2

		(176)	338

Unrealized
Forward sales type agreements — commodity	Non-hedge derivative gain/(loss)	(87)	(93)
Option contracts — commodity	Non-hedge derivative gain/(loss)	(222)	11
Forward sales agreements — currency	Non-hedge derivative gain/(loss)	—	(7)
Option contracts — currency	Non-hedge derivative gain/(loss)	1	3
Interest rate swaps — Gold	Non-hedge derivative gain/(loss)	14	2
Option component of convertible bonds	Non-hedge derivative gain/(loss)	64	(15)
Warrants on shares	Non-hedge derivative gain/(loss)	(3)	—

		(233)	(99)

(Loss)/gain on non-hedge derivatives		(409)	239

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Other comprehensive income

Six months ended June 30, 2010
(unaudited)
(in US Dollars, millions)
Cash flow
	hedges, before	Cash flow hedges removed from
	taxation	equity, before taxation		Hedge ineffectiveness, before taxation
Amount of
(gain)/loss
		Location of	reclassified
	Gain/(loss)	(gain)/loss	from
	recognized in	reclassified from	accumulated
	accumulated	accumulated	other		Amount of
	other	other	comprehensive		(gain)/loss
	comprehensive	comprehensive	income into		recognized in
	income	income into	income	Location of (gain)/loss	income
	(effective	income (effective	(effective	recognized in income	(ineffective
	portion)	portion)	portion)	(ineffective portion)	portion)

Forward sales type agreements — commodity	—	Product sales	52	Non-hedge derivatives gain/(loss)	—

	—		52		—

Other comprehensive income

Six months ended June 30, 2009
(unaudited)
(in US Dollars, millions)
Cash flow
	hedges, before	Cash flow hedges removed from
	taxation	equity, before taxation		Hedge ineffectiveness, before taxation
Amount of
(gain)/loss
		Location of	reclassified
	Gain/(loss)	(gain)/loss	from
	recognized in	reclassified from	accumulated
	accumulated	accumulated	other		Amount of
	other	other	comprehensive		(gain)/loss
	comprehensive	comprehensive	income into		recognized in
	income	income into	income	Location of (gain)/loss	income
	(effective	income (effective	(effective	recognized in income	(ineffective
	portion)	portion)	portion)	(ineffective portion)	portion)

Forward sales type agreements — commodity	16	Product sales	92	Non-hedge derivatives gain/(loss)	5
Foreign exchange contracts	2	Product sales	—	Non-hedge derivatives gain/(loss)	—

	18		92		5

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note N. Derivative instruments (continued)
Other comprehensive income

		Changes in fair
		value and other
	Accumulated other	movements		Accumulated other
	comprehensive income	recognised in	Reclassification	comprehensive income
	as of January 1, 2010	2010	adjustments	as of June 30, 2010
	$	$	$	$

Derivatives designated as
Gold sales	(52)	—	52	—
Capital expenditure	(3)	—	—	(3)

Before tax totals	(55)	—	52	(3	)(1)

After tax totals	(22)	—	20	(2)

		Changes in fair
		value and other
	Accumulated other	movements		Accumulated other
	comprehensive income	recognised in	Reclassification	comprehensive income
	as of January 1, 2009	2009	adjustments	as of June 30, 2009
	$	$	$	$

Derivatives designated as
Gold sales	(178)	18	97	(63)
Capital expenditure	(2)	—	—	(2)

Before tax totals	(180)	18	97	(65	)(1)

After tax totals	(112)	12	70	(30)

(1)	Includes adjustment for cumulative net translation differences of $nil million (2009: $25 million) resulting from the revaluation and settlement of non US dollar denominated cash flow hedge contracts.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies
Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $237 million and total authorized capital expenditure not yet contracted of approximately $1,444 million as of June 30, 2010. The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
Ground water pollution
The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
Deep ground water pollution — South Africa
The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
Sales tax on gold deliveries — Brazil
Mineração Serra Grande S.A. (“MSG”), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brazil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $49 million. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately $30 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
Other tax disputes — Brazil
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately $9 million. Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $21 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
Indirect taxes — Ghana
AngloGold Ashanti (Ghana) Limited received a tax assessment for $10 million during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.
Royalty — Boddington Gold Mine
As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce. The royalty is payable in each quarter from and after the second quarter in 2010, within forty five days of reporting period close and is capped at a total amount of $100 million. During August 2010, the Company received $2 million in royalties.
Insurance claim — Savuka Gold Mine
On May 22, 2009, an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects the amount to exceed $40 million, of which $23 million has been received during the latter part of 2009 and in 2010 (1).
Oro Group surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($13 million). The probability of the non-performance under the suretyships is considered minimal.
AngloGold Ashanti USA reclamation bonds
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $84 million. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at June 30, 2010, the carrying value of these obligations amounted to $32 million and is included in the Provision for environmental rehabilitation in the Company’s consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

(1)	Amounts received during 2010 include $1 million for business interruption (included in Loss/profit on sale of assets, realization of loans, indirect taxes and other) and $11 million as reimbursement of costs (included in Production costs).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
AngloGold Ashanti environmental guarantees
Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. Provision for environmental rehabilitation in the Company’s consolidated balance sheet as at June 30, 2010 includes an amount of $117 million for future costs, excluding premature closure costs. In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South African mines not being able to meet such rehabilitation obligations. As at June 30, 2010, the value of these obligations amounted to $130 million. The obligations will expire upon compliance with all provisions of the environment management program in terms of South African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note O. Commitments and contingencies (continued)
Guarantee provided for revolving credit facility
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the $1.0 billion four year revolving credit facility. The total amount outstanding under this facility as at June 30, 2010 amounted to $nil million.
Guarantee provided for rated bonds
AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700 million 5.375 percent rated bonds due 2020 and the issued $300 million 6.5 percent rated bonds due 2040.
Guarantee provided for convertible bonds
AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million 3.5 percent convertible bonds due 2014.
Hedging guarantees
The Company has issued gold delivery guarantees of $418 million to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA) Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
Ashanti Treasury Services Limited (“ATS”) hedging guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At June 30, 2010 the marked-to-market valuation of the ATS hedge book was negative $568 million.
Geita Management Company Limited (“GMC”) hedging guarantees
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At June 30, 2010 the marked-to-market valuation of the GMC hedge book was negative $460 million.
The Company assesses the credit quality of counterparts at least on a quarterly basis. As at June 30, 2010, the probability of non-performance is considered minimal.
Vulnerability from concentrations
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $47 million at June 30, 2010 (March 31, 2010: $42 million). The amounts outstanding have been discounted to their present value at a rate of 7.82 percent.
Recoverable fuel duties from the Tanzanian government to the Company amounts to $49 million at June 30, 2010 (March 31, 2010: $49 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the Customs and Excise authorities. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note P. Recent developments
Announcements made after June 30, 2010:
On February 17, 2009, AngloGold Ashanti announced the terms of the sale of its Tau Lekoa mine together with the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg (“Tau Lekoa”) to Simmer & Jack Mines Limited (“Simmers”). The sale was concluded effective August 1, 2010, following the transfer of the mineral rights of Tau Lekoa to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers, on July 20, 2010. Tau Lekoa is classified as held for sale in the balance sheets as at June 30, 2010 and December 31, 2009. The selling price of R600 million is payable in two tranches, R450 million was paid in cash on August 4, 2010 with the remaining R150 million payable either in cash or Simmers shares and is subject to offset adjustments in respect of the free cash flow generated by Tau Lekoa during the period January 1, 2009 to July 31, 2010, up to a maximum of R150 million and any offset for royalty payable during the period January 1, 2010 to June 30, 2010. This balancing amount will be determined based upon a final audit of the July 2010 production figures.
Note Q. Declaration of dividends
On February 16, 2010, AngloGold Ashanti declared a final dividend of 70 South African cents (9.496 US cents) per ordinary share for the year ended December 31, 2009 with a record date of March 12, 2010 and payment dates of March 19, 2010 (for holders of ordinary shares and CDIs), March 22, 2010 (for holders of GhDSs) and March 29, 2010 (for holders of ADSs). Also on February 16, 2010, AngloGold Ashanti declared a dividend of 35 South African cents (4.748 US cents) per E ordinary share, paid on March 19, 2010 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
On August 10, 2010, AngloGold Ashanti declared an interim dividend of 65 South African cents (approximately 9 US cents) per ordinary share for the six months ended June 30, 2010 with a record date of September 3, 2010 and payment dates of September 10, 2010 (for holders of ordinary shares and CDIs), approximately September 13, 2010 (for holders of GhDSs) and approximately September 20, 2010 (for holders of ADSs). In addition, on August 10, 2010, AngloGold Ashanti declared a dividend of 32.5 South African cents (approximately 4 US cents) per E ordinary share, payable on September 10, 2010 to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.
Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note R. Fair value measurements
The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets out the Company’s financial assets and (liabilities) measured at fair value by level within the hierarchy as at June 30, 2010 (in US Dollars, millions):
Items measured at fair value on a recurring basis

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	866			866
Marketable equity securities	124			124
Derivatives, net		(2,425)		(2,425)
Embedded derivative		(1)		(1)
Warrants on shares		2		2
Option component of convertible bonds		(111)		(111)
The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.
The Company’s marketable equity securities are included in Other long-term assets in the Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note R. Fair value measurements (continued)
Items measured at fair value on a non-recurring basis
During the six months ended June 30, 2010, the Company fully impaired the tailings storage facility at Iduapriem and wrote-off certain vehicles and heavy mining equipment at Geita, resulting in a loss of $11 million which is included in earnings for the period.

Long-lived assets held for sale (Tau Lekoa) with a carrying amount of $69 million were written down to fair value less costs to sell of $61 million. This resulted in a loss of $8 million which is included in earnings for the six months ended June 30, 2010. Fair values of these assets were based on sales agreements with third parties and as such are classified within Level 2 of the fair value hierarchy. These are summarized as follows:

	Fair value/fair
	value less costs
	to sell (on held				Total
	for sale)	Level 1	Level 2	Level 3	gain/(loss)
Description	$	$	$	$	$

Long-lived assets abandoned	—				(11)
Long-lived assets held for sale	61		61		(8)

	61		61		(19)

Note S. Supplemental condensed consolidating financial information
AngloGold Ashanti Holdings plc (“IOMco”), a wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Notes E “Debt” and O ”Commitments and Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the Americas, Australasia and Continental Africa). The following is condensed consolidating financial information for the Company as of June 30, 2010 and December 31, 2009 and for the six months ended June 30, 2010 and 2009, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Sales and other income	970	(3)	1,490	(51)	2,406

Product sales	919	—	1,451	—	2,370
Interest, dividends and other	51	(3)	39	(51)	36

Costs and expenses	934	65	1,339	(26)	2,312

Production costs	479	—	717	—	1,196
Exploration costs	3	5	86	—	94
Related party transactions	(8)	—	—	—	(8)
General and administrative expenses/(recoveries)	77	3	22	(2)	100
Royalties paid	8	—	50	—	58
Market development costs	3	—	2	—	5
Depreciation, depletion and amortization	166	—	170	—	336
Impairment of assets	8	—	11	—	19
Interest expense	2	33	32	—	67
Accretion expense	5	—	5	—	10
Employment severance costs	9	—	1	—	10
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	8	24	8	(24)	16
Non-hedge derivative loss	174	—	235	—	409

Income/(loss) before income tax provision	36	(68)	151	(25)	94
Taxation benefit/(expense)	9	—	(115)	—	(106)
Equity income in affiliates	39	—	—	—	39
Equity (loss)/income in subsidiaries	(54)	(57)	—	111	—

Income/(loss) from continuing operations	30	(125)	36	86	27
Preferred stock dividends	(26)	—	(26)	52	—

Net income/(loss)	4	(125)	10	138	27
Less: Net income attributable to noncontrolling interests	—	—	(23)	—	(23)

Net income/(loss) — attributable to AngloGold Ashanti	4	(125)	(13)	138	4

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Sales and other income	721	(66)	856	(10)	1,501

Product sales	684	—	757	—	1,441
Interest, dividends and other	37	(66)	99	(10)	60

Costs and expenses	402	(290)	836	200	1,148

Production costs	349	—	606	—	955
Exploration costs	2	1	48	—	51
Related party transactions	(7)	—	—	—	(7)
General and administrative expenses/(recoveries)	32	(88)	167	(38)	73
Royalties paid	—	—	36	—	36
Market development costs	3	—	3	—	6
Depreciation, depletion and amortization	124	—	161	—	285
Interest expense	1	38	18	—	57
Accretion expense	3	—	5	—	8
Employment severance costs	4	—	2	—	6
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	7	(241)	(87)	238	(83)
Non-hedge derivative gain	(116)	—	(123)	—	(239)

Income/(loss) before income tax provision	319	224	20	(210)	353
Taxation expense	(79)	(1)	(74)	—	(154)
Equity income in affiliates	44	—	—	—	44
Equity (loss)/income in subsidiaries	(27)	(89)	—	116	—

Income/(loss) from continuing operations	257	134	(54)	(94)	243
Preferred stock dividends	(27)	—	(27)	54	—

Net income/(loss)	230	134	(81)	(40)	243
Less: Net income attributable to noncontrolling interests	—	—	(13)	—	(13)

Net income/(loss) — attributable to AngloGold Ashanti	230	134	(94)	(40)	230

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT JUNE 30, 2010
(unaudited)
(In US dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

ASSETS
Current Assets	1,572	2,715	3,221	(5,037)	2,471

Cash and cash equivalents	146	475	245	—	866
Restricted cash	1	—	13	—	14
Receivables, inter-group balances and other current assets	1,425	2,240	2,963	(5,037)	1,591

Property, plant and equipment, net	1,892	—	3,528	—	5,420
Acquired properties, net	194	—	621	—	815
Goodwill	—	—	168	(16)	152
Other intangibles, net	—	—	18	—	18
Derivatives	—	—	2	—	2
Other long-term inventory	—	—	23	—	23
Materials on the leach pad	—	—	307	—	307
Other long-term assets and deferred taxation assets	2,984	(159)	919	(2,683)	1,061

Total assets	6,642	2,556	8,807	(7,736)	10,269

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	2,254	810	6,724	(6,593)	3,195
Other non-current liabilities	151	—	77	(58)	170
Long-term debt	34	994	640	—	1,668
Derivatives	—	—	112	—	112
Deferred taxation liabilities	663	—	473	9	1,145
Provision for environmental rehabilitation	117	—	276	—	393
Other accrued liabilities	—	—	29	—	29
Provision for pension and other post-retirement medical benefits	133	—	11	—	144
Commitments and contingencies	—	—	—	—	—
Equity	3,290	752	465	(1,094)	3,413

Stock issued	12	4,937	902	(5,839)	12
Additional paid in capital	7,866	363	451	(814)	7,866
Accumulated (deficit)/profit	(3,945)	(4,548)	(3,552)	8,100	(3,945)
Accumulated other comprehensive income and reserves	(643)	—	2,542	(2,542)	(643)

Total AngloGold Ashanti stockholders’ equity	3,290	752	343	(1,095)	3,290
Noncontrolling interests	—	—	122	1	123

Total liabilities and equity	6,642	2,556	8,807	(7,736)	10,269

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT DECEMBER 31, 2009
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

ASSETS
Current Assets	1,650	2,558	3,332	(4,782)	2,758

Cash and cash equivalents	231	578	291	—	1,100
Restricted cash	1	—	11	—	12
Receivables, inter-group balances and other current assets	1,418	1,980	3,030	(4,782)	1,646

Property, plant and equipment, net	1,932	—	3,522	—	5,454
Acquired properties, net	205	—	626	—	831
Goodwill	—	—	425	(263)	162
Other intangibles, net	—	—	18	—	18
Derivatives	—	—	5	—	5
Other long-term inventory	—	—	26	—	26
Materials on the leach pad	—	—	324	—	324
Other long-term assets and deferred taxation assets	2,689	31	1,160	(2,796)	1,084

Total assets	6,476	2,589	9,438	(7,841)	10,662

LIABILITIES AND EQUITY
Current liabilities including inter-group balances	2,058	1,824	6,686	(6,093)	4,475
Other non-current liabilities	149	—	84	(70)	163
Long-term debt	34	—	633	—	667
Derivatives	—	—	176	—	176
Deferred taxation liabilities	668	—	492	11	1,171
Provision for environmental rehabilitation	115	—	270	—	385
Other accrued liabilities	—	—	33	—	33
Provision for pension and other post-retirement medical benefits	135	—	12	—	147
Commitments and contingencies	—	—	—	—	—
Equity	3,317	765	1,052	(1,689)	3,445

Stock issued	12	4,859	1,080	(5,939)	12
Additional paid in capital	7,836	363	698	(1,061)	7,836
Accumulated (deficit)/profit	(3,914)	(4,457)	(3,397)	7,854	(3,914)
Accumulated other comprehensive income and reserves	(617)	—	2,544	(2,544)	(617)

Total AngloGold Ashanti stockholders’ equity	3,317	765	925	(1,690)	3,317
Noncontrolling interests	—	—	127	1	128

Total liabilities and equity	6,476	2,589	9,438	(7,841)	10,662

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE SIX MONTHS ENDED JUNE 30, 2010
(unaudited)
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Net cash provided by/(used) in operating activities	131	(359)	857	(52)	577

Net income/(loss)	4	(125)	10	138	27
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	8	24	7	(24)	15
Depreciation, depletion and amortization	166	—	170	—	336
Impairment of assets	8	—	11	—	19
Deferred taxation	(37)	—	16	—	(21)
Other non cash items	59	27	403	(166)	323
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	3	—	10	—	13
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	(30)	(289)	319	—	—
Receivables	(1)	3	(66)	—	(64)
Inventories	(27)	—	(42)	—	(69)
Accounts payable and other current liabilities	(22)	1	19	—	(2)

Net cash used in investing activities	(140)	(17)	(162)	—	(319)

Increase in non-current investments	(3)	(17)	(39)	—	(59)
Additions to property, plant and equipment	(180)	—	(201)	—	(381)
Proceeds on sale of mining assets	1	—	2	—	3
Proceeds on sale of investments	—	—	24	—	24
Proceeds on sale of affiliate	1	—	—	—	1
Cash inflows from derivatives purchased	41	—	53	—	94
Loans receivable advanced	—	—	(5)	—	(5)
Change in restricted cash	—	—	4	—	4

Net cash (used)/generated by financing activities	(71)	273	(735)	52	(481)

Net repayments of debt	—	(1,000)	(315)	—	(1,315)
Issuance of stock	4	78	(78)	—	4
Net proceeds from debt	—	994	35	—	1,029
Debt issue costs	—	(7)	—	—	(7)
Cash outflows from derivatives with financing	(14)	—	(119)	—	(133)
Dividends (paid)/received	(61)	208	(258)	52	(59)

Net decrease in cash and cash equivalents	(80)	(103)	(40)	—	(223)
Effect of exchange rate changes on cash	(5)	—	(6)	—	(11)
Cash and cash equivalents – January 1,	231	578	291	—	1,100

Cash and cash equivalents – June 30,	146	475	245	—	866

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010
Prepared in accordance with US GAAP
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(unaudited)
(In US Dollars, millions)

			Other subsidiaries
	AngloGold Ashanti	IOMco	(the “Non-Guarantor	Consolidation
	(the “Guarantor”)	(the “Issuer”)	Subsidiaries”)	adjustments	Total

Net cash provided by/(used) in operating activities	280	458	(357)	(54)	327

Net income/(loss)	230	134	(81)	(40)	243
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other	7	(241)	(87)	238	(83)
Depreciation, depletion and amortization	124	—	161	—	285
Deferred taxation	47	—	10	—	57
Other non cash items	84	(836)	968	(252)	(36)
Net (decrease)/increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits	(2)	—	10	—	8
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables	(218)	1,407	(1,189)	—	—
Receivables	10	1	(85)	—	(74)
Inventories	(32)	—	(85)	—	(117)
Accounts payable and other current liabilities	30	(7)	21	—	44

Net cash (used) in/generated by investing activities	(188)	—	480	—	292

Increase in non-current investments	(1)	—	(21)	—	(22)
Additions to property, plant and equipment	(156)	—	(343)	—	(499)
Proceeds on sale of mining assets	—	—	895	—	895
Proceeds on sale of investments	—	—	25	—	25
Cash outflows from derivatives purchased	(31)	—	(67)	—	(98)
Change in restricted cash	—	—	(9)	—	(9)

Net cash (used)/generated by financing activities	(15)	336	664	54	1,039

Net repayments of debt	—	(1,090)	(45)	—	(1,135)
Issuance of stock	14	349	(349)	—	14
Share issue expenses	(1)	—	—	—	(1)
Net proceeds from debt	—	1,000	961	—	1,961
Debt issue costs	—	—	(11)	—	(11)
Cash inflows from derivatives with financing	34	—	195	—	229
Dividends (paid)/received	(62)	77	(87)	54	(18)

Net increase in cash and cash equivalents	77	794	787	—	1,658
Effect of exchange rate changes on cash	50	—	22	—	72
Cash and cash equivalents – January 1,	154	229	192	—	575

Cash and cash equivalents – June 30,	281	1,023	1,001	—	2,305

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30, 2010 PREPARED IN ACCORDANCE WITH US GAAP
In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.
Introduction
AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and which is affected by numerous factors beyond its control, including investment, industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (“IMF”), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
     Impact of exchange rate fluctuations
During the first six months of 2010 the rand weakened marginally against the US dollar (based on the exchange rates of R7.44 and R7.63 per US dollar on January 1, 2010 and June, 30, 2010, respectively). However, the value of the rand strengthened by 18 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R7.52 and R9.18 during the first six months of 2010 and 2009, respectively. The stronger rand against the US dollar negatively impacted on the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.
The value of the Australian dollar strengthened by 20 percent against the US dollar when compared to the average exchange rate of A$1.12 for the first six months of 2010 against an average exchange rate of A$1.40 for the same period in 2009. The value of the Brazilian real strengthened by 18 percent against the US dollar based on the average exchange rates of BRL1.80 and BRL2.20 per US dollar during the first six months of 2010 and 2009, respectively. The strengthening of these local currencies against the US dollar further negatively impacted the dollar denominated costs and therefore on the profitability of AngloGold Ashanti.

Gold market for the quarter ended June 30, 2010
Gold price movement and investment markets
     Gold price data
The gold price averaged $1,198 per ounce during the second quarter of 2010, 8 percent more than during the previous three-month period amid a continued backdrop of heightened sovereign-debt risk in Europe, with successive debt downgrades in Greece and Portugal. As this contagion spread across Mediterranean countries, the equity markets dropped and the euro traded sharply lower versus the US dollar. Risk aversion in the broader market sent bullion to a record $1,265 per ounce on June 21 and also to new highs in both euro and Brazilian real terms, highlighting the metal’s potential safe haven qualities across several regions.
     Investment
While the rate of inflows into exchange traded funds moderated year-on-year, the 10 major Exchange Traded Funds (“ETFs”) still grew from 57 million ounces at the start of the second quarter to a high of 65 million ounces. ETF gold holdings represent almost 80 percent of estimated global annual gold production. Net long positions on the Comex peaked at 34 million ounces, a level last seen during the fourth quarter of 2009.
The sovereign debt crisis underpinned investment demand in the United States. During the second quarter of 2010, 191 tonnes were added to the GLD ETF and 13.4 million contracts were added to COMEX, 15 percent more than the previous quarter. American Eagles registered sales of 12.5 tonnes during the quarter, up from 8.4 tonnes the previous period. Gold investment in the Middle East market did not experience a particularly notable second quarter on the back of a reasonable first quarter.
Medallion and bar sales rose strongly in India, with anecdotal evidence suggesting that, unlike the jewellery sector, investors showed robust demand even as the price rose. This was further evidenced in large-scale registrations for Jewellery Savings Schemes. Investment demand in China jumped by half year-on-year and accounted for as much as 40 percent of the total gold off-take of about 200 tonnes during the quarter. This was nearly equivalent to all of last year’s investment-related purchases amid continued declines in the country’s stock market and regulatory changes that have made property speculation more onerous.
     Official sector
As at June 30, 2010, only 39 tonnes of the 400 tonnes annual quota (which expires on September 27, 2010 under the third Central Bank Sales Agreement) have been sold, comprised of sales by the IMF. The World Gold Council reports that official sector gold holdings increased by 272 tonnes in the first quarter of 2010, of which 180 tonnes were from a revision of Saudi Arabia’s gold holdings.
     Jewellery sales
In India the second quarter of 2010 witnessed strong demand in the period leading up to the Akshaya Thritiya festival in mid-May. Across India the festivities started with the Baisakhi Vishu and the Bengali New Year festivities, which run from mid-April. Most jewellers reported higher Akshaya Thritiya sales in volume terms when compared to the same period last year. June is traditionally the annual off-peak season for the Indian market and this year is no different with demand slowing.
The increasing gold price took its toll on jewellery demand in India, with the average price 5 percent higher in rupee terms. Consumer sentiment remained sluggish during the off-peak season amid high price levels, relative volatility and the high rate of inflation. Demand is expected to recover during the festive season from August until November, which features Diwali-Dhanteras. Jewellery sales in China showed single-digit percentage increase during the quarter, which is traditionally a weak sales period in the country. China’s consumers appeared to have adjusted to a buying price of around $1,200 per ounce, but retailers and manufacturers remained more circumspect than during the first quarter. Consumers in the US, however, suffered at the higher prices and retailers continued to hold smaller inventories.

Operating review for the six months ended June 30, 2010
Presented in the table below is selected operating data for AngloGold Ashanti for the six months ended June 30, 2010 and 2009. The operating data gives effect to acquisitions and dispositions as of their effective date:

Operating data for AngloGold Ashanti	Six months ended June 30,
	2010	2009
Total gold production (000 oz)(1)	2,205	2,230
Capital expenditure ($ million)(1)(2)(3)	397	502

(1)	Including equity accounted joint ventures.
(2)	Including capital expenditure of Boddington in 2009.
(3)	Including noncontrolling interests.
     Gold production
For the six months ended June 30, 2010, AngloGold Ashanti’s total gold production decreased by approximately 25,000 ounces, or about 1 percent, to 2.21 million ounces from 2.23 million ounces produced in the same period in 2009. In South Africa, gold production decreased from 900,000 ounces produced in the six months to June 30, 2009, to 832,000 ounces produced in the same period in 2010. The decrease is mainly due to lower grades at Mponeng and Surface operations, at Savuka where production remained constrained following a series of seismic events that occurred close to the shaft infrastructure on May 22, 2009 and lower production mined at Great Noligwa in line with a planned downscaling of the operation.
In the Americas, gold production increased from 378,000 ounces produced in the six months to June 30, 2009 to 428,000 ounces produced in the same period in 2010. The increase is mainly due to higher volumes and grades in line with the 2010 production program at AngloGold Ashanti Brasil Mineração and better ounce recovery from pad inventory due to better pad pH chemistry and the stacking of higher grade ore closer to the pad liner on the new leach pad at Cripple Creek & Victor.
     Capital expenditures
Total capital expenditure of $397 million was recorded during the six months ended June 30, 2010 compared to $502 million in the same period in 2009. This represented a $105 million, or 20 percent, decrease from the same period in 2009. In Australasia, capital expenditure decreased from $161 million recorded in the six months ended June 30, 2009 to $19 million in the same period in 2010 mainly as a result of the sale of Boddington during 2009. In the Americas, capital expenditure increased in Brazil from $65 million recorded in the six months ended June 30, 2009 to $75 million in the same period in 2010 mainly due to the Córrego do Sítio project at AngloGold Ashanti Brasil Mineração. In South Africa, at Tau Tona, capital expenditure increased from $23 million recorded in the six months ended June 30, 2009 to $33 million in the same period in 2010 due to shaft upgrade costs.

Comparison of financial performance on a segment basis for the six months ended June 30, 2010 and 2009
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2010, the Company’s Chief Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.

	Six months ended June 30,
	2010		2009
	(unaudited)		(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Revenues
Category of activity
Product sales	2,370		1,441
Interest, dividends and other	36		60

Total revenues	2,406		1,501

Geographical area data
South Africa	945	39%	697	46%
Continental Africa	863	36%	623	42%
Australasia	226	9%	50	3%
Americas	540	22%	319	21%
Other, including Corporate and Non-gold producing subsidiaries	4	0%	(19)	(1%)

	2,578	107%	1,670	111%
Less: Equity method investments included above	(172)	(7%)	(169)	(11%)

Total revenues	2,406	100%	1,501	100%

	At June 30,		At December 31,
	2010		2009
	(unaudited)
	US dollar,		US dollar,
	millions	Percentage	millions	Percentage
Assets
Geographical area data
Total segment assets
South Africa	3,215	31%	3,355	31%
Continental Africa	3,982	39%	4,054	38%
Australasia	394	4%	496	5%
Americas	2,013	20%	2,012	19%
Other, including Corporate and Non-gold producing subsidiaries	665	6%	745	7%

Total segment assets	10,269	100%	10,662	100%

Comparison of financial performance for the six months ended June 30, 2010 and 2009
Financial performance of AngloGold Ashanti

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenue	2,406	1,501
Cost and expenses	2,312	1,148
Taxation expense	(106)	(154)
Equity income in affiliates	39	44
Net income attributable to noncontrolling interests	(23)	(13)
Net income	4	230

Comparison of financial performance on a segment basis for the six months ended June 30, 2010 and 2009
     Revenues
Revenues from product sales and other income increased from $1,501 million in the first six months of 2009 to $2,406 million in the same period of 2010, representing a 60 percent increase over the period in 2009. This was primarily due to two reasons. Firstly, an increase in the average spot price of gold from $916 per ounce for the six months ended June 30, 2009, to $1,154 per ounce during the six months ended June 30, 2010. Secondly, product sales into previously designated Normal Purchase Sale Exempt contracts being recorded at spot price in the six months ended June 30, 2010, following such contracts being recorded at fair values on the balance sheet. The majority of product sales consisted of US dollar-denominated gold sales.
     Production costs
During the six months ended June 30, 2010, AngloGold Ashanti incurred production costs of $1,196 million representing an increase of $241 million from $955 million recorded for the same period of 2009. The production costs of most of the operations increased during the six months ended June 30, 2010 when compared to the same period in 2009. The increase was mainly as a result of an increase in operational costs including labor, consumables, power and services. The strengthening of local currencies against the US dollar also adversely impacted US dollar denominated production costs.
     Exploration costs
Exploration costs increased from $51 million in the six months ended June 30, 2009 to $94 million in the same period in 2010 mainly due to an increased level of expenditure at La Colosa in Colombia, Tropicana in Australia and contractual settlements in the Democratic Republic of the Congo.
     General and administrative
General and administrative expenses increased from $73 million in the six months ended June 30, 2009 to $100 million in the same period in 2010, mainly due to costs relating to labor costs, roll out of project ONE business improvement initiatives and corporate office costs.
     Royalties
Royalties paid by AngloGold Ashanti increased from $36 million in the six months ended June 30, 2009, to $58 million paid in the same period in 2010, mainly due to higher spot prices and an increase in gold sold at the Geita mine (Tanzania), Cerro Vanguardia (Argentina) and Siguiri (Guinea). Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.
Royalties paid by AngloGold Ashanti further increased in 2010 as a result of the introduction in the South African Mineral and Petroleum Resources Act of royalties payable in South Africa from March 1, 2010.
     Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $51 million to $336 million in the six months ended June 30, 2010, compared to $285 million recorded in the same period in 2009, mainly due to a reduction in estimated lives of certain assets at the South African mines following annual life-of-mine planning reviews and stronger operating currencies when compared to the previous year. Depreciation, depletion and amortization expense in South Africa increased by $42 million to $168 million in the six months ended June 30, 2010, compared to $126 million recorded in the same period in 2009.

     Impairment of assets
Impairment charges of $19 million were recorded in the six months ended June 30, 2010, mainly due to the write-off of assets at Iduapriem and Geita and the impairment of the asset held for sale -Tau Lekoa.
     Interest expense
Interest expense increased by $10 million to $67 million in the six months ended June 30, 2010, compared to $57 million recorded in the same period in 2009. Interest expense recorded in the six months ended June 30, 2010 includes $8 million related to accelerated amortization of fees on debt facilities cancelled.
     Employment severance costs
Employment severance costs increased to $10 million during the six months ended June 30, 2010 from $6 million in the same period in 2009. Employment severance costs recorded for the six months ended June 30, 2010 relates to retrenchments in the South Africa region reflecting rationalization of operations at Great Noligwa, Mponeng, Moab Khotsong and Koponang.
     Loss/profit on sale of assets, realization of loans, indirect taxes and other
In the six months ended June 30, 2010, the Company recorded a loss of $16 million (before taxation of $1 million). The loss mainly related to the impairment of debtors in South Africa and Tanzania of $7 million and the reassessment of indirect taxes payable in Continental Africa of $11 million.
In the six months ended June 30, 2009, the Company recorded a profit of $83 million (before taxation of $23 million). The profit mainly related to the disposal of the indirect 33 percent joint venture interest in Boddington Gold Mine in Australia to Newmont Mining Corporation offset by a loss on the impairment of the receivable from Pamodzi Gold, whose operations were liquidated during October 2009 and a loss on consignment stock.
     Non-hedge derivative loss/gain
A loss on non-hedge derivatives of $409 million was recorded in the six months ended June 30, 2010 compared to a gain of $239 million in the same period of 2009 relating to the use of non-hedging instruments. The net loss recorded in the six months ended June 30, 2010 relates to realized losses on non-hedge derivatives, the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities during the six months ended June 30, 2010, partially offset by the fair value gain of the conversion features of convertible bonds. Non-hedge derivatives recorded in the six months ended June 30, 2010 and 2009 included:

	Six months ended June 30,
	2010	2009
	(unaudited)	(unaudited)
	(in US Dollars, millions)
Loss/(gain) on realized non-hedge derivatives	176	(338)
Loss on unrealized non-hedge derivatives	297	84
Fair value (gain)/loss on option component of convertible bonds	(64)	15

Net loss/(gain)	409	(239)

     Taxation expense
A net taxation expense of $106 million was recorded in the six months ended June 30, 2010 compared to a net expense of $154 million in the same period in 2009. Deferred tax benefit in the six months ended June 30, 2010 amounted to $21 million compared to deferred tax charges of $57 million in the same period in 2009. Charges for current tax in the six months ended June 30, 2010 amounted to $127 million compared to $97 million in the same period in 2009. Refer to note H “Taxation” to the condensed consolidated financial statements for additional information.
     Equity income in affiliates
Equity income in affiliates decreased to $39 million in the six months ended June 30, 2010 from $44 million in the six months ended June 30, 2009.
     Noncontrolling interests net income
Net income attributable to noncontrolling interests increased from $13 million in the six months ended June 30, 2009 to $23 million in the six months ended June 30, 2010, mainly due to increased revenue at Serra Grande and Cerro Vanguardia in South America.

     Net income
The net income fell from $243 million recorded during the first six months of 2009 to $27 million during the first six months of 2010, mainly due the unrealized losses on the hedge book, as the contracts were valued at a higher spot gold price as at June 30, 2010. The net income attributable to AngloGold Ashanti (after allowing for non-controlling interests) amounted to $4 million for the six months to June 30, 2010 compared to $230 million for the same period in 2009.
Liquidity and capital resources
Net cash provided by operating activities was $577 million in the six months ended June 30, 2010, $250 million higher than net cash provided of $327 million for the comparable period in 2009, mainly as a result of increased profitability and lower payments to suppliers. Net cash outflow from operating working capital items amounted to $133 million in the six months ended June 30, 2010 compared to an outflow of $147 million in the same period in 2009.
Investing activities in the six months ended June 30, 2010 resulted in a net cash outflow of $319 million compared to a net cash inflow of $292 million in the six months ended June 30, 2009. Additions to property, plant and equipment, which included capital expenditure of $381 million compared to $499 million in the same period in 2009, were recorded in the first six months of 2010.
During April 2010, AngloGold Ashanti completed two key financing transactions namely:
1.	The issue of two rated bonds maturing in 10 and 30 years aggregating US$1.0 billion. The proceeds were applied to repay and cancel amounts drawn under the $1.15 billion syndicated loan facility and the 2009 Term Facility; and

2.	The entering of a four year unsecured Revolving Credit Facility with a group of banks for US$1.0 billion which remained undrawn as at June 30, 2010.
Net cash generated by financing activities in the six months ended June 30, 2010 amounted to an outflow of $481 million, which is a decrease of $1,520 million from an inflow of $1,039 million in the six months ended June 30, 2009. Cash inflows from proceeds from loans in the six months ended June 30, 2010 amounted to $1,029 million and included $994 million raised on the rated bonds issued during April 2010. Cash outflows from repayment of debt of $1,315 million during the six months ended June 30, 2010 included capital repayments of $1,060 million on the $1.15 billion syndicated loan facility and $250 million on the 2009 Term Facility. Financing activities for non-hedge derivatives maturing resulted in an outflow of $133 million in the six months ended June 30, 2010 compared to an inflow of $229 million for the same period in 2009. Debt issuance costs paid during the six months ended June 30, 2010 on the rated bonds amounted to $7 million. The Company made dividend payments of $59 million (10 US cents per ordinary share) in the six months ended June 30, 2010.
As a result of the items discussed above, at June 30, 2010 AngloGold Ashanti had $866 million of cash and cash equivalents compared with $1,100 million at December 31, 2009, a decrease of $234 million. At June 30, 2010, the Company had a total of $1,167 million available but undrawn under its credit facilities (including its new $1.0 billion Revolving Credit Facility).
AngloGold Ashanti is currently involved in a number of capital projects. As at June 30, 2010, $237 million of AngloGold Ashanti’s future capital expenditure had been contracted for and another approximately $1,444 million had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
AngloGold Ashanti intends to finance its capital expenditure requirements from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity-linked instruments.
Critical accounting policies
The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Managements discussion and analysis of financial condition and results of operations — Critical accounting policies” in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as at December 31, 2009 and 2008 and footnotes thereto included in the Company’s Form 6-K dated August 11, 2010.

Recently accounting pronouncements — adopted and issued
For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.
Contractual obligations
In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, during the six months ended June 30, 2010, the Company drew down $35 million under the $1.15 billion syndicated loan facility and raised $994 million on the rated bonds. The Company repaid the $1.15 billion syndicated loan facility ($1,060 million), the 2009 Term Facility ($250 million) and made normal scheduled loan repayments of $5 million.
An amount of $619 million due on the 2009 convertible bonds is included in long-term debt as of June 30, 2010.
As at June 30, 2010, the total carrying value of the rated bonds (including accrued interest of $10 million) amounted to $1,004 million. As at June 30, 2010, the estimated fair value of all derivatives making up the hedge positions was a negative $2,535 million (at December 31, 2009: negative $2,366 million).
Recent developments
On April 21, 2010, AngloGold Ashanti announced that it had secured a $1.0 billion, four-year unsecured revolving credit facility. In addition, the Company also announced the appointment of Mr Ferdinand (Fred) Ohene-Kena, the former Ghanaian Minister of Mines and Energy, to the board. The appointment became effective on June 1, 2010.
On April 22, 2010, AngloGold Ashanti announced the pricing of an offering of $1.0 billion of 10 year and 30 year unsecured notes issued by its wholly-owned subsidiary AngloGold Ashanti Holdings plc and guaranteed by the Company. The issue closed on April 28, 2010.
On June 1, 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the past ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi’s mine residences for as long as these were occupied.
On February 17, 2009, AngloGold Ashanti announced the terms of the sale of its Tau Lekoa mine together with the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg (“Tau Lekoa”) to Simmer & Jack Mines Limited (“Simmers”). The sale was concluded effective August 1, 2010, following the transfer of the mineral rights of Tau Lekoa to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers, on July 20, 2010. Tau Lekoa is classified as held for sale in the balance sheets as at June 30, 2010 and December 31, 2009. The selling price of R600 million is payable in two tranches, R450 million was paid in cash on August 4, 2010 with the remaining R150 million payable either in cash or Simmers shares and is subject to offset adjustments in respect of the free cash flow generated by Tau Lekoa during the period January 1, 2009 to July 31, 2010, up to a maximum of R150 million and any offset for royalty payable during the period January 1, 2010 to June 30, 2010. This balancing amount will be determined based upon a final audit of the July 2010 production figures.
On August 12, 2010, AngloGold Ashanti announced that it has entered into an agreement with B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold will retain its 51 percent interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49 percent interest in the Gramalote Joint Venture.
On August 12, 2010, AngloGold Ashanti announced the appointment of Mr Rhidwaan Gasant to its board of directors, In addition to his duties as an independent, non-executive director, Mr Gasant will also be a member of the Audit and Corporate Governance Committee.

Forward-looking statements
Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and “Liquidity and capital resources” regarding sources of financing are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its hedging position including the extent and effect of the reduction of AngloGold Ashanti’s gold hedging position; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events. Statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2009, which was filed with the SEC on April 19, 2010, as amended on May 18, 2010. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 7, 2010	By:	/s/ L Eatwell
Name: L Eatwell
Title: Company Secretary